UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

NeuroOne Medical Technologies Corporation

(Name of Issuer)

Common Stock, par value $0.001 par value

(Title of Class of Securities)

64130M 10 0

(CUSIP Number)

July 20, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 64130M 10 0	Page 2 of 5

1.	Name of reporting persons: I.R.S. Identification Nos. of above persons (entities only): Mayo Foundation for Medical Education and Research
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: State of Minnesota

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 859,976
	6.	Shared voting power: -0-
	7.	Sole dispositive power: 859,976
	8.	Shared dispositive power: -0-

9.	Aggregate amount beneficially owned by each reporting person: 859,976 (see Item 4)
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9: 10.9% (1)
12.	Type of reporting person: OO

(1)	Based on 7,864,991 shares of Common Stock issued and outstanding as of closing as reported in the Issuer’s Form 10-K filed on July , 2017.

CUSIP NO. 64130M 10 0	Page 3 of 5

Item 1(a).	Name of issuer:

NeuroOne Medical Technologies Corporation

Item 1(b).	Address of issuer’s principal executive offices:

10003 Liatris Land
Eden Prairie, MN 55347

Item 2(a).	Names of person filing:

Mayo Foundation for Medical Education and Research

Item 2(b).	Address of principal business office:

200 First Street SW
Rochester, MN 55905

Item 2(c).	Citizenship:

Citizenship is set forth in Row 4 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 2(d).	Title of class of securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP No.:

64130M 10 0

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned: 859,976

(b)	Percent of class: 10.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 859,976

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 859,976

(iv)	Shared power to dispose or to direct the disposition of: -0-

CUSIP NO. 64130M 10 0	Page 4 of 5

On July 20, 2017, pursuant to an Agreement and Plan of Merger and Reorganization dated July 20, 2017 (the “Merger Agreement”) by and among the Issuer, OSOK Acquisition Company and NeuroOne, NeuroOne became the wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the terms of the Merger Agreement, each issued and outstanding share of common stock of NeuroOne, par value $0.0001 per share, or the NeuroOne Shares, were exchanged for 17.0103706 shares of Common Stock. Accordingly, the Reporting Person received from the Issuer 859,976 shares of Common Stock as consideration for its NeuroOne Shares in connection with the Merger.

Mayo Clinic, a Minnesota corporation (“Mayo”), is the controlling corporation of the Reporting Person and is included solely due to its control of the Reporting Person. Mayo disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Mayo is the beneficial owner of the securities for purposes of Section 13 or any other purpose.

Item 5.	Ownership of 5 percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 64130M 10 0	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2018

Mayo Foundation for Medical Education
and Research

By:	/s/ Harry N. Hoffman
Name:	Harry N. Hoffman
Title:	Co-Chief Investment Officer